Exhibit 8.1
List of Subsidiaries
Subsidiary	Country of Incorporation
Eirini Shipping Ltd.	Liberia
Joanna Maritime Ltd.	Liberia
Noumea Shipping Ltd.	Liberia
Pantelis Shipping Corp.	Liberia
Saf-Concord Shipping Ltd.	Liberia
Ultra One Shipping Ltd.	Liberia
Amalia Shipping	Marshall Islands
Areti Shipping Ltd.	Marshall Islands
Bridge Shipping Ltd.	Marshall Islands
Corfu Navigation Ltd.	Marshall Islands
EuroCon Ltd.	Marshall Islands
EuroDry Ltd.	Marshall Islands
Gregos Shipping Ltd.	Marshall Islands
Jonathan John Shipping Ltd.	Marshall Islands
Kamsarmax One Shipping Ltd.	Marshall Islands
Kamsarmax Two Shipping Ltd.	Marshall Islands
Manolis Shipping Ltd.	Marshall Islands
Nikolaos Shipping	Marshall Islands
Allendale Investment S.A.	Panama
Alterwall Business Inc.	Panama